June 16, 2008

VIA EDGAR

Mr. Robert Telewicz
Senior Staff Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549

Re:	Hospitality Properties Trust (the “Company”)
Form 10-K for the year ended December 31, 2007 (the “Filing”)
File No. 1-11527

Dear Mr. Telewicz:

We are in receipt of your comment letter dated June 3, 2008, regarding the above referenced filing.  The responses below provide the supplemental information you requested.  For your convenience, each of your original comments appears in bold text, followed by our response.

Form 10-K for the year ended December 31, 2007

Item 1. Business, Page 1

1.              Please tell us and disclose in future filings the number of your properties that are considered full service, limited service, and extended stay.  Within those three categories, please identify the number in each of the standard scale tiers, e.g., luxury, upper upscale, upscale, and midscale for the full service category.

As requested, below is the detail of our hotel properties as categorized by Smith Travel Research.  We will revise our disclosure in future filings to include this information.

	Service Level
Chain Scale	Full Service	Select Service	Extended Stay	Total
Luxury	5	—	—	5
Upper Upscale	3	—	—	3
Upscale	17	97	72	186
Midscale- With Food & Beverage	—	5	—	5
Midscale- Without Food & Beverage	—	5	88	93
Totals	25	107	160	292

Financial Statements

4. Management Agreements and Leases, Page F-10

2.              Explain to us in greater detail the terms of your settlement with Prime Hospitality Corp. and your rationale for deferring and amortizing the $44,281 settlement over the initial 15 year term of the management contract for the affected hotels.  Cite any relevant accounting literature in your response.

On July 2, 2003, we declared Prime Hospitality Corp., or Prime, in default of its lease of 24 of our hotels for non-payment of rent.  Simultaneously, we exercised our right to retain certain collateral we held for the Prime lease obligations, including security and guaranty deposits, and a FF&E reserve account.  Subsequent to our declaration of default, Prime continued to operate the hotels pursuant to the terms of the lease.

Upon effectiveness of a new management agreement with Prime for operation of the 24 hotels on January 1, 2004, we entered into a lease termination agreement that settled all of our outstanding claims with Prime arising from their lease default and our retention of the security, guarantee and FF&E reserve deposits totaling $46,346,000.  The agreement required that $6,719,000 of the security deposit be applied to pay the difference between Prime’s contractual rent obligations and the cash rent received from Prime from July 1, 2003 to December 31, 2003; and we recorded this amount as rental income in the 2003 fourth quarter.  On January 1, 2004, we recorded a $40,943,000 deferred gain equal to the balance of the retained deposits and the value of other property received from Prime which we are amortizing to income over the initial 15 year term of the management agreement with Prime.  Under the terms of the management agreement, Prime retained the right to operate the subject hotels at a cost lower than the rent they previously paid under the terminated lease and the subject hotels continued to be operated under the AmeriSuites® brand.  At the time of the settlement, Prime owned the AmeriSuites® brand and our 24 hotels represented approximately 16 percent of 149 AmeriSuites® hotels open and operating.

Because we renegotiated our contractual arrangements with Prime, including the termination of our lease and simultaneously entering into a management agreement with Prime for the operation of the hotels, we concluded that deferral and amortization of the gain was appropriate given the continuing economic benefits to be derived by Prime and us under the management agreement and our continuing contractual relationship with Prime.  Although we are not aware of authoritative accounting literature that is directly on point with this transaction, we believe that analogies to other accounting guidance are appropriate based on the facts and circumstances of this transaction including: specific guidance in SAB 104 with respect to the receipt of nonrefundable fees and fees received in advance of services such as those provided by Prime under the terms of our management agreement with them, and the application of the underlying concepts therein with respect to Prime's continuing performance obligation to us and the completion of the earnings process over Prime's expected period of performance; the general concept of continuing involvement with respect to Prime's retention of certain of the hotel's risks and rewards under the terms of the management agreement; and other general concepts with respect to revisions, renewals and terminations of operating lease agreements.

We would also note that the Staff previously requested supplemental information related to our accounting for this transaction in a comment letter dated July 30, 2004.  We respectfully direct the Staff to that comment letter simply to note that our accounting for the Candlewood transaction appropriately differed from our accounting for the Prime transaction given the absence of a continuing relationship with Candlewood subsequent to the termination of that lease.

8. Acquisitions, Page F-15

3.               We note that you filed an amendment to your Form 10-K to include summary audited financial information for TravelCenters of America LLC.  Please revise your amendment to include summary cash flow information for TA.  In your revised amendment please include Item 15 and any other affected Items in their entirety.  In addition to providing such amendment, please confirm that you will include unaudited summary financial information for TA in your future interim filings as the properties leased to TA represent more than 20% of your assets.

On June 16, 2008, we filed a Form 10-K/A to include the requested summary cash flow information for TA and will include the same in our future Form 10-K filings.

In regards to interim filings, it is our understanding based on our review of Rule 3-09 under Regulation S-X and SAB 71, as well as the guidance in “Division of Corporation Finance: Accounting Disclosure Rules and Practices” (2000 edition), that only audited annual financial information for a material lessee is required to be included in our periodic filings.

Proxy Statement filed on Schedule 14A on April 2, 2008

Compensation Discussion and Analysis, Page 15

Analysis of Grants under Our Incentive Share Award Plan, Page 15

4.              We note that you have included several factors that the Compensation Committee considers when setting incentive share awards.  Please revise future filings to analyze how the Committee’s considerations of these factors resulted in the amounts paid to each executive officer and tell us how you will comply with this comment.

In future filings, we will analyze how our Compensation Committee’s, or the Committee, consideration of the factors included in the applicable filing resulted in the amounts paid to each executive officer.  To comply with this comment, subject to any changes in the Committee’s analysis before any applicable future filings, we plan to include disclosure that the Committee’s starting premise each year is to award the same number of incentive shares as the prior year’s incentive share grant awards.  We would then disclose if the Committee believed in its consideration of the factors included that any of the factors considered had changed materially from the prior year such that they deemed appropriate a change to the number of incentive shares to be awarded in the current year to any named executive officer.  We would explain which factors in particular caused the Committee to increase or decrease award amounts, as the case may be, over the prior year; alternatively, if applicable, we would explain that the Committee concluded that none of such factors had changed materially from the prior year, thereby leading the Committee to award the same number of shares in the current year as in the prior year.

5.              In the fourth paragraph of this section, you state that the Compensation Committee meets with your Managing Trustees in order to “provide a comparative understanding of potential share grants by [you] and the other affected companies.”  Please revise future filings to describe how information about the other “affected companies” affects your compensation determination and tell us how you will comply with this comment.  For example, if the information is used as a benchmark for setting your compensation amounts, please state as such.  Refer to Item 402(b)(2)(xiv) of Regulation S-K.  In addition, please clarify which companies are considered “affected companies.”

We will revise our disclosure in future filings to name the “affected companies” and to describe how information about those other companies affects our compensation determination.  To comply with this comment, subject to any changes before any applicable future filings, we will state specifically that Reit Management & Research LLC, or RMR, provides management services to HRPT Properties Trust, a publicly traded real estate investment trust, or REIT, that primarily owns office buildings and industrial properties, Senior Housing Properties Trust, a publicly traded REIT that primarily owns senior living properties and medical office buildings, Five Star Quality Care Inc., a publicly traded real estate based operating company in the healthcare industry, and TravelCenters of America LLC, a publicly traded real estate based operating company in the travel center industry.

To the extent accurate at the time, we will disclose that the Committee uses comparative information about such companies as additional data to help it review whether it is awarding amounts that it deems reasonable based on the characteristics of the other companies managed by RMR and their respective officers.  In particular, we will describe the comparative information reviewed by the Committee, such as the size and structure of the other companies and the experience, length of service and scope of duties and responsibilities of the officers at the other companies, when it assesses the value of the share awards proposed for the Company’s officers in light of the proposed awards for officers with comparable roles at the other companies.  We will provide disclosure about the role of this comparative information in the Committee’s determination of award values for the Company’s officers that were comparable to, higher or lower than the proposed awards to officers at the other companies.

In connection with our responses above, we acknowledge that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•                  staff comments or changes to disclosure in response to staff comment do not foreclose the Commission from taking any action with respect to the Filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your comments and welcome the opportunity to discuss with you our responses provided above.  If you have any questions, please contact me a t 617-796-8327.

Sincerely,

/s/ Mark L. Kleifges
Mark L. Kleifges
Treasurer and Chief Financial Officer
Hospitality Properties Trust